UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: December 31, 2001
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                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   Morgan Stanley Venture Capital III, Inc.(1)
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     (Last)                         (First)                      (Middle)

   1221 Avenue of the Americas
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                                   (Street)

   New York                           NY                              10020
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     07/23/99
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3.   IRS or Social Security Number of Reporting Person, if an entity (voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Cardiac Pathways Corporation (CPWY)
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        x 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
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 x  Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
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Explanation of Responses:
(1)  Please see attached Joint Filer Information.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


                                                                          (Over)
                                                                 SEC 1473 (7-97)

FORM 3 (contniued)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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Series B Convertible Preferred Stock   Immed.       N/A           Common Stock       2,000,000   $1,000.00(2) I(3)      Through
                                                                                                                        Partnerships

Series B Convertible Preferred Stock
  Warrants(4)                          Immed.       5/31/04       Common Stock          20,000   $1,000.00(2) I(3)      Through
                                                                                                                        Partnerships


(2) The initial purchase price of each share of Series B Convertible Preferred Stock and each Series B Convertible Preferred Stock Warrant was $1,000.00; no additional payments must be made upon exercise or conversion.
(3) Except for Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (collectively, the "Funds"), which hold the securities directly.
(4) The Warrants are exercisable into Series B Convertible Preferred Stock, which may be converted into Common Stock at anytime before their expiration at the election of the Funds.




  /s/ Stephanie Holmes                                     August 4, 1999
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**Signature of Reporting Person                                  Date

By: Stephanie Holmes, authorized
signatory for Morgan Stanley Dean
Witter & Co. and Assistant Secretary
of Morgan Stanley Venture Capital III,
Inc. institutional managing member of
the Funds.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1473 (7-97)

                            Joint Filer Information

Each of the following joint filers has designated Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") as the "Designated Filer" for purposes of
Item 1 of the attached Form 3:

    (1)  Morgan Stanley Dean Witter & Co. ("MSDW")
         1585 Broadway
         New York, New York 10036

    (2) Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.") 1221 Avenue of the Americas
         New York, New York 10020

    (3) Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.") 1221 Avenue of the Americas
         New York, New York 10020

    (4) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. ("Entrepreneur Fund")
         1221 Avenue of the Americas
         New York, New York 10020

    (5)  Morgan Stanley Venture Investors III, L.P. ("MSVI")
         1221 Avenue of the Americas
         New York, New York 10020

Issuer & Ticker Symbol: Cardiac Pathways Corporation (CPWY)

Date of Event Requiring Statement: 7/23/99


Signature: /s/ Stephanie Holmes
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           By: Stephanie Holmes, as authorized signatory for
           MSDW and Assistant Secretary of MSVC III, Inc.,
           institutional managing member of MSVP III, L.L.C.,
           the General Partner of MSVP III, L.P., the Entrepreneur
           Fund and MSVI
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                                                                 SEC 1473 (7-97)